UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 1-SA

☒ SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

XY Labs, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

740 13th Street #224,

San Diego, California 92101

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless otherwise noted or the context indicates otherwise, as used in this Semi-Annual Report on Form 1-SA, the terms “we,” “us,” “our” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report on Form 1-SA includes forward-looking statements, which reflect the Company’s current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Semi-Annual Report on Form 1-SA and are subject to a number of risks, uncertainties and assumptions described under the sections in this Semi-Annual Report on Form 1-SA entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Semi-Annual Report on Form 1-SA. Forward-looking statements may be identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management and which speak only as of the date of this Semi-Annual Report on Form 1-SA.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Semi-Annual Report on Form 1-SA, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and readers are cautioned not to unduly rely upon these statements.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, and you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements in this Semi-Annual Report on Form 1-SA may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

Moreover, we operate in an evolving environment. Projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the six months ended June 30, 2024. You should read this discussion together with the financial statements, related notes and other financial information included in this Semi-Annual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semi-Annual Report on Form 1-SA and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”), and are based upon judgments concerning various factors that are beyond the Company’s control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below. This discussion includes Non-GAAP financial measures. For information about these measures, see the disclosure under the caption “Non-GAAP Financial Measures".

General Overview

XY Labs, Inc. is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – the Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company develops, designs, and sells consumer products and applications, enterprise software and data integration services solutions and blockchain and cryptographic technologies and services.

XYO Foundation is a California corporation and a wholly owned subsidiary of the Company. The primary objectives of XYO Foundation include: (i) providing software and technical documentation for public benefit, (ii) offering services and support to various like-minded software project communities consisting of individuals contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets, such as trademarks, source code, and technical papers.

The XYO Network

In December 2017, the Company established the XYO Network and its underlying protocols on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve user ability to trust and access data from these sources. Using its existing location technologies and consumer products, the Company is focused on building a data verification network that incorporates cryptographic protocols and blockchain technology.

The Company is currently developing the second full version of the XYO Network with the intention of improving ease of integration and performance, reducing usage costs, and more actively supporting centralized solutions that access the functionality of the XYO Network. The Company continues to integrate solutions for the XYO Network and to seek partnerships with third parties where appropriate.

COIN

In 2019, the Company introduced its COIN mobile application (“COIN”). Users can access COIN on iOS and Android devices to claim digital location tiles by validating real world geospatial location data within COIN. For claimed tiles, users collect in-app coins, which can be redeemed for a variety of items such as physical products and other crypto assets. In 2019, the Company introduced paid COIN subscriptions, offering users premium features including higher coin collections per tile and shortened cooldown times, among other features.

COIN can be used in connection with both the Bluetooth Low Energy and Near-Field Communication (“NFC”) versions of the XYO Sentinel. COIN refers to these devices as eXtension devices, or SentinelX.

The Company has added, and intends to continue to add, additional data centric tasks to COIN, including tasks that promote a healthy lifestyle through physical and mental exercises, real-world location discovery tasks, and additional ways to participate in the global data validation system, such as through point of interest discovery and validation. Social interactions in, and the gamification of, COIN continue to be a focus of the Company to increase user satisfaction, utility, and engagement.

The XYO Network is the data aggregation and validation layer of COIN. The XYO Network provides fraud detection, data processing, and data validation for COIN.

XY Find It

Historically, the Company offered XY4+ Bluetooth beacons which, when paired with a downloadable application operated on iOS and Android, allowed users to track the location of their personal items such as keys, backpacks, and pets. Features also included alerts to notify users when such items had been inadvertently left behind. The Company discontinued the line of business at the beginning of 2024.

Competition

Our business spans and competes in two primary verticals:

Vertical 1: Blockchain protocol for geographical and real-world data

The Company indirectly competes against all alternative solutions for geographic and real world “oracle” information, meaning information that is accessed by a network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. This includes the growing industry of Geographic Information System companies and several other Blockchain protocols that provide location information. However, the Company believes that no dominant player has emerged in the sphere of blockchain protocols that combine geolocation data with blockchain immutability.

Vertical 2: COIN

The Company is not aware of any direct competitor that offers a similar location-based application that allows users to collect in-app coins that can be redeemed for other products. However, the Company is competing with other applications and platforms for user attention and engagement. The Company believes that one of COIN’s key competitive advantages is that users can collect in-app coins and redeem them outside COIN.

Sales and Marketing

Subscriptions and products for consumers are mainly sold through in-app purchases, which can be accessed through the Apple Store and Google Play Store, as well as through the Company website.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our Class A Common Stock. We are subject to continuing risks and uncertainties in connection with the current macroeconomic and geopolitical environments, including risks related to the upcoming U.S. elections, supply chain disruptions, increases in consumer prices, inflation, market volatility, interest rate fluctuations, actual or perceived instability in the financial and crypto markets or the banking sector, crypto focused regulations and rulings, uncertainty with respect to the federal debt ceiling and budget and the related potential for government shutdowns, labor shortages, cybersecurity events, ongoing regional conflicts around the world, and acts of strikes, terrorism and other geo-political unrest. We are closely monitoring the impact of these factors on all aspects of our operational and financial performance. To date, we have not experienced much of an impact on our business. The occurrence of any such event in the future could have an adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

SEC Subpoena

On July 21, 2022, the SEC filed a complaint in the U.S. District Court for the Western District of Washington, alleging that a former Coinbase product manager and two other individuals engaged in an unlawful insider trading scheme involving the purchase of at least 25 different crypto assets, including XYO. The complaint alleged that the digital assets traded by the defendants, including XYO, are securities. In March 2024, the U.S. District Court for the Western District of Washington entered a final judgment against the third and final plaintiff, thus concluding the litigation in this matter, with no ruling made as to whether XYO or any of the other digital assets implicated are securities. The Company was not a party to the SEC’s action, and the complaint did not allege that the Company or any of its personnel violated any federal securities laws.

Listing of the Company’s Class A Common Stock

The Company’s Class A Common Stock is listed for trading on tZero’s ATS platform under the symbol “XYLB”.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions.

Please refer to Note 2 – Summary of Significant Accounting Policies of the Notes to the Condensed Consolidated Financial Statements for details.

Results of Operations for the six months ended June 30, 2024 and 2023

Net Sales:

Net Sales were $4,420,332 and $5,969,368 in the six months ended June 30, 2024 and 2023, respectively. Net Sales decreased by $1,549,036, or 25.9%, in the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The decrease in Net Sales was mainly due to the Company’s decision to reduce online advertising for customer acquisition.

Cost of Sales:

Cost of Sales were $228,857 and $358,293 in the six months ended June 30, 2024 and 2023, respectively. Cost of Sales decreased by $129,436, or 36.1%, in the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The decrease was related to overall lower sales for the same period and the decrease in product redeems which customers requested for in-app coins collected.

Research and Development:

Expenses for Research and development were $988,382 and $978,632 in the six months ended June 30, 2024 and 2023, respectively. Research and development expenses increased by $9,750, or 1.0%, in the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Research and development expenses remained relatively stable as the related headcount and compensation did not significantly change year over year.

Selling and Marketing:

Expenses for Selling and marketing were $1,157,688 and $3,741,212 in the six months ended June 30, 2024 and 2023, respectively. Selling and marketing expenses decreased by $2,583,524, or 69.1%, in the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The Company significantly reduced its online advertising spend beginning in the second half of 2023, which was the main contributor to the year-over-year decrease in this cost category.

General and Administration:

Expenses for General and administration were $2,983,067 and $3,795,392 in the six months ended June 30, 2024 and 2023, respectively. General and administration expenses decreased by $812,325, or 21.4%, in the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The main driver for the decrease over year was the recognition of an inventory write-down provision of $516,071 during the first six months of 2023. Other main drivers for the year-over-year decrease were lower costs related to payment processing as well as wages and salaries.

Realized Gain:

Realized gain was $554,097 and $1,437,899 in the six months ended June 30, 2024 and 2023, respectively. The decrease of $883,802 was mainly attributable to the decreased sale of crypto assets during the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

Other Expenses, net:

Other expenses, netted, were $5,469 and $5,891 in the six months ended June 30, 2024 and 2023, respectively. Crypto-related transactions fees were the main driver of other expenses in both years.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with GAAP, the Company uses the following non-GAAP financial measures: EBITDA and Adjusted EBITDA. EBITDA stands for earnings before interest tax, depreciation and amortization. Adjusted EBITDA is EBITDA as further adjusted for provisional liability expenses as well as non-recurring and non-operational expenses.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision-making and for comparable period-to-period comparison purposes. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses its judgement to identify items it deems not indicative of the Company’s recurring core business results. The calculation of these non-GAAP financial measures may differ from the calculation of similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Net loss to EBITDA, the Company excludes all depreciation and impairment charges as the Company does not consider these charges as operationally driven expenses, which is why they are excluded in the financial performance assessment. In calculating Adjusted EBITDA, the Company further excludes all expenses related to provisional liabilities, non-recurring expenses and non-operational income and expenses. While the Company acknowledges that expenses related to provisional liabilities, non-recurring expenses and non-operational income and expenses were incurred, the Company does not consider such items to be reflective of the Company’s operational performance on a period over period basis. Provisional liability expenses were incurred to set up provisional liabilities under GAAP. Non-recurring and non-operational expenses and income relate to expenses and income that the Company did not expect to occur again or that the Company did not consider part of the business operations. The Company uses its judgement to identify relevant transactions. Management excludes these items when reconciling to Adjusted EBITDA for improved comparison of operational performance year over year.

The Company reported a positive Adjusted EBITDA of $284,588 and a negative Adjusted EBITDA of $1,831,552 for the six months ended June 30, 2024 and 2023, respectively. The improvement of $2,116,141 year over year was attributable to an improved operational result.

The following table provides a reconciliation from Net loss to Adjusted EBITDA:

	For the six months ended
	June 30, 2024	June 30, 2023
Net income/(loss)	$(610,291)	$(1,477,066)
Added:
Interest expense, net	9,049	838
Dividend income	(16,235)	–
Tax expense, net	9,798	3,785
Impairment expense	202,409	289
Depreciation expense	54,140	64,015
EBITDA	$(351,130)	$(1,408,139)
Added:
Increase of provisional liabilities	33,057	–
Stock option related expenses	646,449	638,653
Inventory reserve	–	516,071
Other non-recurring expenses	92,370	24,821
Deducted:
Divestment income	–	(1,187,626)
Release of provisional liabilities	(614)	(165,060)
Crypto related other income	(135,543)	(250,273)
Adjusted EBITDA	$284,588	$(1,831,552)

Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of
	June 30,	December 31,
	2024	2023
Current assets	$2,675,487	$2,695,467
Current liabilities	$(5,369,776)	$(5,123,685)
Net working capital / (deficiency)	$(2,694,290)	$(2,428,218)

Net Working Capital deficiency increased by $266,072, or 11.0%, from December 31, 2023, to June 30, 2024. The primary changes in current assets were the decreases in payment processor receivables by $117,960 and accounts receivable by $14,924. The decrease was mostly offset by the increase in cash and cash equivalents of $113,551.The primary factors driving the increase in current liabilities were the increases of the Company’s accounts payable and accrued expenses by $278,660 and other current liabilities by $33,057, mainly due to an increase in the Company’s COIN provisional liability. Please refer to the Notes to the Condensed Consolidated Financial Statements for more details.

Cash Flow from operating activities:

Net cash provided by operating activities was $675,124 and net cash used in operating activities was $2,331,400 in the six months ended June 30, 2024 and 2023, respectively. Net cash provided by operating activities improved by $1,656,275 in the six months ended June 30, 2024, compared to 2023. The improvement year-over-year was driven by better operational results due to reduced online advertising spend as well as cash freed up from working capital.

Cash Flow from investing activities:

Net cash used by investing activities was $556,000 in the six months ended June 30, 2024, as compared to net cash provided of $1,090,333 by investing activities in the six months ended June 30, 2023. Net cash from investing activities decreased by $1,646,333 in the six months ended June 30, 2024, compared to the same period in 2023, as the Company purchased XYO crypto tokens in 2024, whereas in the prior year the Company was a net seller of its crypto assets.

Cash Flow from financing activities:

Net cash used in financing activities was $5,573 in the six months ended June 30, 2024, as compared to net cash of $6,113 used in financing activities in the six months ended June 30, 2023. Net cash used in financing activities decreased by $540 in the six months ended June 30, 2024, from the same period in 2023. The financing activities are related to the principal payment of the EIDL (as defined below).

Liquidity and Capital Resources:

As of June 30, 2024, the Company had cash and cash equivalents totaling $1,039,408, alongside total net receivables of $1,371,130.Together, these balances provide the Company with financing to support its current operations. Additionally, the Company reported positive cash flow from operating activities of $675,124 for the six months ended June 30, 2024, marking a significant improvement from the $2,331,400 in cash used during the same period in 2023. This improvement was driven by better operational performance, primarily through cost management and reduced online advertising spend.

Despite these positive developments, the Company has a history of net losses and may continue to incur operating losses over the next twelve months or longer. Given this, the Company continues to actively monitor its financial position. Receivables, which form a key part of the Company’s working capital, play an important role in maintaining liquidity, but any delays or fluctuations could adversely affect cash flow.

Market conditions and broader macroeconomic events, including crypto market volatility and changes in interest rates, could also impact the Company’s operations and its ability to raise additional funds. If necessary, the Company may seek future funding through equity or debt financing, although no such efforts are currently underway. If the Company is unable to raise additional capital when required, this could negatively impact its financial condition and ability to pursue its business strategies and continue operations.

Due to the Company’s financial performance and liquidity challenges, there is substantial doubt about its ability to continue as a going concern for the next twelve months. Management is committed to taking appropriate actions, including exploring financing solutions if needed, to address any liquidity shortfalls and ensure the sustainability of the business.

Properties

Our headquarters offices are located at 740 13th Street #224, San Diego, California 92101, for which the Company entered a lease agreement that commenced on July 1, 2024. The monthly lease payment for this office location is $3,638 for the first twelve months following the lease commencement. The Company’s lease for its prior head office and warehouse location at 1405 30th St, Suite A, San Diego, California 92154 expired on June 30, 2024. The Company entered into that lease agreement in March 2019. The combined monthly lease payment for the office and warehouse location was $7,059 in the last year of the lease.

Trend Information

Crypto Market Environment

The Company closely follows developments in the crypto market, given its significant impact on the Company's financial performance and user adoption rates. The crypto market experienced a remarkable surge in 2021, peaking around the end of the fourth quarter of 2021. However, 2022 witnessed a substantial decline in crypto market value, driven largely by the failure of several prominent crypto trading venues and lending platforms, such as FTX, Celsius Networks, Voyager, and Three Arrows Capital. Following the downturn in 2022, 2023 and 2024 year-to-date have seen some recovery and stabilization in the market. As a company offering crypto-powered applications, the Company’s performance is tied to the overall health of the crypto market. Heightened interest in the crypto market generally translates to a larger pool of interested users for the Company’s products and services.

During the six months ended June 30, 2024, the consumer facing application COIN continued to be the Company’s main revenue driver. COIN subscriptions contributed net sales of $1,950,853 in the six months ended June 30, 2024, which constituted 43.9% of total net sales. The Company intends to further increase its marketing and operational efforts to grow the XYO and COIN business. The application enables users to easily collect crypto assets and other products through the ability to redeem in-app coins. The Company expects that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The Company intends to further build up the interoperability between the XYO Network and COIN.

XY Find It

The Company no longer pursues a long-term business strategy on its XY Find It devices and has written off all related inventories. XY4+ net sales decreased to $263 from $9,642, or by 97.3%, in the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

Item 2. OTHER INFORMATION

None.

Item 3. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

XY Labs, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	As of
	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$1,039,408	$925,856
Receivables from payment processors	371,562	489,522
Accounts receivable, net of allowance for credit losses of $35,182 and $38,235	964,385	979,310
Inventory, net	300,132	300,779
Total current assets	2,675,487	2,695,467
Crypto assets	643,776	377,255
Crypto pools	96,733	115,379
Crypto loans granted	124,043	31,888
Property and equipment, net	54,726	68,296
Right of use asset, net	0	40,570
Other assets	139,975	129,209
Total assets	$3,734,741	$3,458,064
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$698,425	$419,765
Stock payable	1,392,760	1,392,760
Lease liability, current portion	–	42,354
Deferred revenue	144,712	167,983
Other current liabilities	3,133,879	3,100,822
Total current liabilities	5,369,776	5,123,685
Lease liability, net of current portion	–	–
Notes payable	482,051	487,624
Total liabilities	5,851,828	5,611,309
Commitments and contingencies (Refer to Notes 2 and 15)
Stockholders' equity (deficit):
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at June 30, 2024 and December 31, 2023.
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at June 30, 2024 and 40,000,000 shares authorized at December 31, 2023; 12,006,846 shares issued and outstanding at June 30, 2024 and 12,006,846 shares issued and outstanding at December 31, 2023.	3,229	3,229
Class A Common Stock; $0.0001 par value; 90,000,000 shares authorized at June 30, 2024 and 60,000,000 shares authorized at December 31, 2023; 32,282,712 shares issued and outstanding at June 30, 2024 and 32,282,712 shares issued and outstanding at December 31, 2023.	1,199	1,199
Additional paid-in capital	24,667,468	24,021,019
Accumulated deficit	(26,788,983)	(26,178,692)
Total stockholders’ deficit	(2,117,087)	(2,153,245)
Total liabilities and stockholders' deficit	$3,734,741	3,458,064

See accompanying notes to condensed consolidated financial statements.

XY Labs, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the six months ended
	June 30, 2024	June 30, 2023
Sales	$4,420,332	$5,969,368
Cost of sales	(228,857)	(358,293)
Gross profit	4,191,475	5,611,074
Operating expenses:
Research and development	988,382	978,632
Selling and marketing	1,157,688	3,741,212
General and administrative	2,983,067	3,795,392
Total operating expenses	5,129,137	8,515,236
Loss from operations	(937,663)	(2,904,162)
Other income
Impairment expense	(202,409)	(289)
Realized gain	554,097	1,437,899
Interest expense, net	(9,049)	(838)
Other expense, net	(5,469)	(5,891)
Total other income	337,170	1,430,881
Loss before tax expense	(600,493)	(1,473,281)
Tax expense	9,798	3,785
Net loss	$(610,291)	$(1,477,066)

See accompanying notes to condensed consolidated financial statements.

XY Labs, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(unaudited)

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2022	32,282,712	$3,229	11,997,463	$1,199	$22,700,773	$(23,890,247)	$(1,185,046)
Stock-based compensation	–	–	–	–	638,653	–	638,653
Net loss	–	–	–	–	–	(1,477,066)	(1,477,066)
Balance at June 30, 2023	32,282,712	$3,229	11,997,463	$1,199	$23,339,427	$(25,367,312)	$(2,023,458)

Balance at December 31, 2023	32,282,712	$3,229	12,006,846	$1,199	$24,021,019	$(26,178,692)	$(2,153,245)
Stock-based compensation	–	–	–	–	646,449	–	646,449
Net loss	–	–	–	–	–	(610,291)	(610,291)
Balance at June 30, 2024	32,282,712	$3,229	12,006,846	$1,199	$24,667,468	$(26,788,983)	$(2,117,088)

See accompanying notes to condensed consolidated financial statements.

XY Labs, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the six months ended
	June 30, 2024	June 30, 2023
Operating activities:
Net loss	$(610,291)	$(1,477,066)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	54,140	64,015
Impairments of crypto assets	202,409	289
Inventory reserve	–	516,071
Stock based compensation expense	646,449	638,653
Loss (gain) on crypto assets	13,661	(1,246,432)
Changes in assets and liabilities:
Receivables from online payment processors	117,960	(363,884)
Accounts receivable	14,924	177,253
Inventory	646	(38,858)
Prepaid expenses and other assets	(10,866)	38,969
Accounts payable and accrued expenses	278,660	(209,804)
Deferred revenue	(23,271)	(219,843)
Net change in operating lease liability	(42,354)	(40,920)
Other current liabilities	33,057	(169,843)
Net cash provided by (used in) operating activities	675,124	(2,331,400)
Investing activities:
Investments in crypto and other assets	(556,000)	(97,293)
Proceeds from the sale of crypto and other assets	–	1,187,626
Net cash (used in) provided by investing activities	(556,000)	1,090,333
Financing activities:
Net change in notes payable	(5,573)	(6,113)
Net cash (used in) financing activities	$(5,573)	$(6,113)
Net increase (decrease) in cash and cash equivalents	113,551	(1,247,180)
Cash and cash equivalents, beginning of year	925,856	2,246,211
Cash and cash equivalents, end of year	$1,039,408	$999,033
Supplemental disclosures of cash flow information:
Interest paid	$9,049	$9,327
Taxes paid	$13,123	$16,685

See accompanying notes to condensed consolidated financial statements.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed as a limited liability company in June 2012. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

The XYO Foundation is a wholly owned subsidiary of the Company and a California corporation. The primary objectives of XYO Foundation include (i) providing software and technical documentation for the XYO Network, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets. The XYO Foundation had no operational activities, assets or liabilities in the six months ended June 30, 2024 and 2023.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with GAAP.

Basis of Presentation and Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the XYO Foundation. All material intercompany accounts and transactions have been eliminated during the consolidation process.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options issued, fair value of services received, the Company’s liability for activity in the COIN app, evaluation of intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto assets

Crypto assets, including Ethereum, Bitcoin and XYO Tokens, are recorded as assets on the Company’s balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s sales recognition policy, as disclosed below. As the Company’s native XYO Token is a self-created intangible asset with a cost basis of $0, XYO Tokens are not recorded on the balance sheet, unless the Company has purchased them in an open market transaction. Purchased XYO Tokens are recorded at cost and impaired for any decline in value.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is unlikely an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company’s total cash balance was $1,039,408 as of December 31, 2023, of which $536,234 was uninsured. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk with respect to its cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

Two vendors accounted for 100% of the Company’s purchases in the six months ended June 30, 2024, related to packaging materials. The Company did not buy additional inventory during this period. Comparatively, one vendor accounted for approximately 83% of the Company’s purchases in the six months ended June 30, 2023, relating to NFC cards. In the six months ended June 30, 2024 and 2023, the Company used third-party payment service providers, most notably Apple and Google, through which COIN subscription and product payments were processed. Any loss of these providers would have an adverse impact on the Company. For the six months ended June 30, 2024 and 2023, the Company had no customer concentration. Most of the Company’s sales are made to end customers with immediate payment for purchased goods and services.

Receivables from Payment Processors

Receivables from online payment processors are comprised of cash due from third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for credit losses is recorded in any period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. Receivables from payment processors were $371,562 and $489,522 as of June 30, 2024 and as of December 31, 2023, respectively. No allowance for credit losses was provided for the receivables from online payment processors.

Accounts Receivable

The Company's accounts receivables mainly comprised of Google Play Store and Apple App Store receivables as well as partnership and advertiser receivables. The receivables represented payments due for sales through the App stores after the deduction of processing fees, as well as for user engagements through the COIN App. The Company diligently monitors the creditworthiness of all involved parties and records an allowance for credit losses when a loss is probable. Receivable balances are written off if deemed uncollectible. As of June 30, 2024 and as of December 31, 2023, total receivables were $964,385 and $979,310, respectively. The Company recorded an allowance for credit losses of $35,183 as of June 30, 2024 and $38,235 as of December 31, 2023, respectively.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, and net realizable value, and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management's forecast of customer demand. Inventory was $300,132 and $300,779 as of June 30, 2024 and 2023, respectively. The Company had not set up an inventory reserve as of June 30, 2024. The inventory reserve was set up in relation to XY4+ devices, which the Company discontinued to sell and disposed of in early 2024. The reserve reflected a 100% write down on the cost basis of the XY4+ devices as well as related key chains the Company had on hand as of December 31, 2023. There were $665,454 inventory reserves accounted as of December 31, 2023.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term and useful life of the improvement using the straight-line method. Maintenance costs are considered period costs and are expensed when incurred.

Accrued COIN Liability

COIN users can collect in-app coins, which are redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value for which customers can redeem such coin. Users must reach a threshold of 10,000 in-app coins before being eligible to redeem their collected coins. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $3,077,677 and $3,060,330 as of June 30, 2024 and December 31, 2023, respectively.

Sales Recognition

Sales are recognized in accordance with Accounting Standards Codification 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, sales are recognized when the promised goods and services are provided or shipped to customers. The amount of sales recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing sales when or as the Company satisfies a performance obligation.

During the six months ended June 30, 2024, the Company realized gross sales of $4,496,134 and net sales of $4,420,332. During this period, COIN subscription sales accounted for 43.9% of gross sales, partnership, and advertiser sales for 43.3%, while other products accounted for 12.6% of gross sales. The increase of COIN provisions was $17,346 during the six months ended June 30, 2024 and deducted from sales. During the six months ended June 30, 2023, the Company generated gross sales of $6,129,167 and net sales of $5,969,368. During this period, COIN subscription sales accounted for 57.2% of gross sales, partnership, and advertiser sales for 32.7%, while other products accounted for 5.6% of gross sales. As of June 30, 2024 and December 31, 2023, the Company had recognized deferred revenue on its balance sheet of $144,712 and $167,983, respectively.

Products

Sales of COIN and XY Find It products are recognized upon shipment, net of an allowance for estimated and actual returns. Subscriptions sales are mostly charged monthly, and in some cases also on an annual or semi-annual basis. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is based on management’s judgement using historical experience and expectation of future conditions. As of June 30, 2024 and December 31, 2023, the Company provided for $56,203 and $40,492, respectively, as sales and returns allowance.

Mobile Application

The Company operates a self-developed mobile application, COIN, that lets users collect in-app coins when they move and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as the Google Play Store and Apple App Store. Sales from subscriptions are recognized over the subscription term as the service is provided, which is mostly monthly and to a lesser amount annually or semi-annually. The Company defers the recognition of sales for the portion of the service period that the customer has already paid for, but that has not yet lapsed.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company records sales generated through COIN on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, tracking the accumulation and payout of in-app coins, and maintaining services, and has discretion in setting the price for the services to the customer.

The Company also generates sales from advertising on COIN. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-app display advertisements, in-app offers, engagement advertisements and other advertisements, sales are generated once the users interact with the offering to a predefined step. The Company has no performance obligations that it needs to fulfill. Either the customer uses the in-app services or not.

Sale of XYO Tokens

The Company derives part of its sales from the sale of XYO Tokens. In consideration for these XYO Tokens, the Company receives Ether or U.S. dollars, and once received, sales are recognized. There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks for accounting for the production of crypto assets, and management exercised significant judgement in determining appropriate accounting treatment for the recognition of sales for the development of crypto assets. Management examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board ("FASB"), the Company may be required to change its policies which could result in a change in the Company’s financial statements.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses. At times, the Company provides free products to its customers. These free products are recognized in cost of sales.

Research and Development Costs

The Company's research and development (“R&D”) costs are mainly related to salaries and wages for its employees engaged in R&D activities. These activities involve the XYO Network, the Company’s data verification network and the COIN App. The R&D team's contributions include development of the XYO Network's architecture, protocols, and blockchain technology, as well as the COIN App's features, user experience, and gamification elements. The team members have various roles and responsibilities, reflecting their focus on different aspects of the projects. R&D expenses also included stock option expenses of $217,159 and $625,860 during the six months ended June 30, 2024 and 2023, respectively.

Online Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used during the six months ended June 30, 2024 and 2023 were Facebook and Google. The costs are expensed as incurred. Online advertising costs were $527,225 and $3,390,821 during the six months ended June 30, 2024 and 2023, respectively.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Stock Based Compensation

The Company accounts for stock-based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting period of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. Forfeitures of stock options are accounted for as they occur.

The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions, including the risk-free interest rate, the expected volatility in the value of the Company’s common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Risk-free Interest Rate

The risk-free interest rate assumption is based on the zero-coupon U.S. Treasury instruments appropriate for the expected term of the stock option grants.

Expected Volatility

The Company has limited historical data of its own to determine expected volatility, and as such, based the volatility assumption on a combined weighted average of a selected peer group. The peer group was developed based on similar sized companies in the mobile app and Geospace industries whose shares are publicly traded.

Expected Term

The expected term represents the period that options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

Dividend Yield

We have no history or expectation of paying cash dividends on our common stock, hence dividend yield is zero for all periods presented.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company has adopted accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in its financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. The years open for tax examinations are 2020 through 2023.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Going Concern

For the six months ended June 30, 2024, the Company recognized a net loss of $610,291. The Company was not able to cover its operational costs with the product and services sales generated and will likely need to further invest in marketing for user acquisition to increase COIN App income and advertising revenue to reach break-even for its products and services. As a result, the Company may incur further operating losses and seek to fund its operations through equity and/or debt financing or other sources, as it deems necessary. Additional capital may not be available on terms favorable to the Company, if at all, including due to general macroeconomic conditions or unforeseen factors. If the Company fails to raise capital or generate liquidity through the sale of its products and services, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company's ability to continue as a going concern from the filing date of this Semi-Annual Report on Form 1-SA. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In December 2023, the FASB released Accounting Standards Update No. 2023-08, "Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets" (“ASU 2023-08”). ASU 2023-08 aims to refine the accounting practices and disclosures associated with crypto assets. The update outlines the requirements for entities to measure and recognize crypto assets that meet certain criteria at market value measurements. The application of ASU 2023-08 results that crypto assets will be measured at fair value separately from other intangible assets in the Company’s financial statements. Additionally, the update introduces comprehensive disclosure requirements, including details on significant crypto asset holdings and their fair values.

This update becomes effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted, offering flexibility to entities in aligning with the new standards ahead of the mandatory implementation date. Management will apply the standard for its 2025 financial reporting.

Subsequent events

Management has evaluated subsequent events related to the historical financial statements until the date which the financial statements were available to be issued.

New Offices

The Company entered into a new lease agreement for an office location at 740 13th Street #224, San Diego, California 92101, which commenced on July 1, 2024 and has an initial term of 36 months. The Company recognized a right-of-use asset and a corresponding lease liability as of July 1, 2024. Please refer to “Note 10 – Right of use asset and Lease liability” of the Notes to the condensed consolidated financial statements.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of June 30, 2024

	Units	Gross balance	Accumulated impairment charge	Net balance
XYO	828,035,377	$773,711	$186,481	$587,230
ETH	35	48,953	162	48,791
BTC	0	118	–	118
USDC	2,773	2,583	–	2,583
USDT	17,361	5,056	1	5,055
		$830,422	$186,645	$643,776

As of December 31, 2023

	Units	Gross balance	Accumulated impairment charge	Net balance
XYO	836,218,173	$567,539	$248,354	$319,186
ETH	47	43,725	–	43,725
BTC	0	6,272	–	6,272
USDC	6,093	1,556	–	1,556
USDT	8,634	6,105	–	6,105
UNI	197	409	–	409
DAI	3	3	–	3
		$625,609	$248,354	$377,255

The Company used decentralized crypto pools to provide additional trading liquidity for its native XYO Token. To provide trading liquidity, the Company either added different crypto asset pairs, with one side always being the XYO Token, into existing liquidity pools or created new liquidity pools.

During the six months ended June 30, 2024, the Company recorded several transactions with a statement of operations impact. The Company recognized a USD equivalent of $5,762 in network transaction fees compared to $4,414 during the six months ended June 30, 2023. The Company used XYO Tokens to pay for services with a total equivalent of $429,391 and $6,680 during the six months ended June 30, 2024 and 2023, respectively.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Crypto Assets (cont’d)

Additionally, the Company earned crypto pool fees of $135,543 and $263,401 during the six months ended June 30, 2024 and 2023, respectively. Earned crypto pool fees are recognized at the time when the accrued pool fees are taken from the crypto pools (such as the Uniswap crypto pool) and determined based on the market value of the crypto assets withdrawn at the time. The Company used approximately 158,027,842 XYO, 4.3 ETH and 0.4 BTC tokens for COIN user redemptions during the six months ended June 30, 2024, recognizing the cost at the carrying value of the crypto assets at the time of distribution. Total expenses recognized in connection with in-app COIN redemptions in crypto assets were $118,086 and $114,905 during the six months ended June 30, 2024 and 2023, respectively, comprising crypto assets and physical products.

The Company performed several transactions related to buying, selling, and exchanging crypto assets during the six months ended June 30, 2024 and 2023, respectively. The Company purchased crypto assets for an equivalent of $556,000 during the six months ended June 30, 2024, compared to $97,293 during the six months ended June 30, 2023. The Company did not sell crypto assets during the six months ended June 30, 2024, however it did sell crypto assets, namely XYO tokens, for an equivalent of $1,187,626 during the six months ended June 30, 2023.

Moreover, the Company exchanged crypto assets in its possession for other crypto assets during the six months ended June 30, 2024 and 2023, respectively. However, the exchange between crypto assets is recognized at their respective carrying value. As a result, no profit and loss impact is recognized from these transactions.

During the six months ended June 30, 2024, the Company loaned crypto assets at an equivalent of $92,157 at book value to third parties. The loaned crypto assets were comprised of 39,171,605 XYO, 38 ETH, 3,000 USDC and 87,000 USDT tokens. During the six months ended June 30, 2023, the Company loaned 124,079,068 XYO tokens at a $0 cost book value to a third party.

In February 2023, the Company invested 4,370,629 XYO tokens into a German company, Natix GmbH. The cost basis of the XYO tokens was $0, hence the Company recorded no asset in its balance sheet. The Company did receive 80,000,000 Natix tokens, a USD equivalent of approximately $69,344, in exchange on July 2, 2024, which were issued by Natix GmbH under the investment agreement and represented approximately 10% of the tokens the Company is entitled to receive. The Company did not recognize the received tokens in its financial information through June 30, 2024.

Regarding impairment losses and realized gains, the Company had recognized an impairment charge of $202,409 in connection with crypto assets held during the six months ended June 30, 2024, compared to $289 during the six months ended June 30, 2023. The crypto assets were impaired when the fair value was less than the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods. If crypto assets are sold for fiat or used to pay for services a revaluation gain is recognized for the difference of the book value and market value. The revaluation gain was $402,319 during the six months ended June 30, 2024 and $1,437,899 during the six months ended June 30, 2023.

The Company used published data on CoinCodex to determine the daily prices of the crypto assets it held in 2024 and 2023. This information was utilized to calculate the equivalent in USD for each transaction involving crypto assets.

Note 4 – Note Receivable

In August 2022, the Company issued an unsecured note receivable to SeriesX.net, Inc., the owner of Vertalo Inc., the Company’s transfer agent, in the amount of $100,000. The note became due and payable on August 5, 2023. The note accrued interest at 5% APY for the first six months post-issuance and at 20% APY for the seventh through twelfth months post-issuance. The loan balance of $100,000 plus accrued interest of $7,621 was paid in full in May 2023.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Property and Equipment

Property and equipment consisted of the following:

	As of
	June 30,	December 31,
	2024	2023
Computer equipment	$231,767	$231,767
Office equipment	65,221	65,221
Furniture and fixtures	74,202	74,202
	371,189	371,189
Less accumulated depreciation	(316,463)	(302,893)
Property and equipment, net	$54,726	$68,296

Depreciation expense related to property and equipment was $13,570 and $25,046 during the six months ended June 30, 2024 and 2023, respectively.

Note 6 – Other Current Liabilities

Other current liabilities consisted of the following:

	As of
	June 30,	December 31,
	2024	2023
Sales returns and allowances	$56,203	$40,492
Accrued COIN liability	3,077,677	3,060,330
Total	$3,133,879	$3,100,823

Note 7 – Stock Based Compensation

2016 Equity Incentive Plan, as Amended

In June 2016, the Company adopted the 2016 Equity Incentive Plan (as amended as of the date hereof, the “2016 Equity Incentive Plan”) and authorized the issuance of options for up to 3,025,900 shares of the Company’s Class A Common Stock that may be granted to directors, employees, and key consultants thereunder. In March 2018, the Company approved an amendment to the 2016 Equity Incentive Plan, increasing the aggregate number of shares of Class A Common Stock reserved for issuance thereunder to 25,000,000. In January 2023, the Company approved an amendment to the 2016 Equity Incentive Plan, further increasing the aggregate number of shares of Class A Common Stock reserved for issuance thereunder to 45,000,000, all of which are issuable as stock options. The stock options granted under the 2016 Equity Incentive Plan are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. Stock options generally have a term of 10 years.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Stock Based Compensation (cont’d)

The following table summarizes the Company’s stock option activity:

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Terms (Years)
Outstanding at December 31, 2022	17,369,552	0.63
Granted	2,565,000	0.66
Forfeited	(10,714)	1.13
Outstanding at December 31, 2023	19,923,838	0.75	6.74
Granted	72,500	1.00
Outstanding at June 30, 2024	19,996,338	0.75	6.24
Exercisable at June 30, 2024	15,893,494	0.73
Total unvested or expected to vest	4,102,844	0.86

The following table summarizes unvested stock options:

	Number of Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2022	4,658,692	0.00 - 0.80
Granted	2,565,000	0.62
Vested	(2,279,777)	0.00 - 0.80
Forfeited	(10,714)	0.00 - 0.00
Non-vested at December 31, 2023	4,933,200	0.00 - 0.80
Granted	72,500	0.20
Vested	(902,857)	0.00 - 0.80
Non-vested at June 30, 2024	4,102,843	0.00 - 0.80

Total stock-based compensation related to the issuance of stock options exercisable for shares of Class A Common Stock was $646,449 and $658,114 during the six months ended June 30, 2024 and 2023, respectively.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Stock Based Compensation (cont’d)

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	June 30,	December 31,
	2024	2023
Stock Option assumptions:
Risk-free interest rate	4.08%	4.49%
Expected volatility of Common Stock	157%	159%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

Note 8 - XYO Proxy Token Plan

On July 31, 2018, the Company adopted the 2018 Proxy Token Plan pursuant to which proxy token awards (“Proxy Tokens”) may be authorized and granted to the Company’s executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting, and the Proxy Tokens vest pursuant to a vesting schedule as determined by the Board. Payments made in respect of vested Proxy Tokens will be made, as determined by the Board, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens.

The table below shows the Proxy Tokens issued and vested during the six months ended June 30, 2024 and the twelve months ended December 31, 2023:

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2022	130,586,887	$0.0794
Granted	132,000,000	0.0055
Forfeited	(329,670)	0.1000
Outstanding at December 31, 2023	262,257,217	$0.0422
Granted	12,000,000	0.0047
Exercised	(2,000,000)	0.0055
Forfeited	(7,420,000)	0.0064
Outstanding at June 30, 2024	264,837,217	$0.0418
Exercisable at June 30, 2024	141,825,722	$0.0478
Total vested or expected to vest	123,011,495	$0.0349

The proxy tokens are tied to an internally developed intangible asset, the XYO Token, and therefore no value has been ascribed to them. As of June 30, 2024 and December 31, 2023, respectively, the Company recognized no provisional liability from the Proxy Token Plan.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - XYO Warrants

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holders thereof to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token. Therefore, no value has been ascribed to them. As of June 30, 2024 and December 31, 2023, respectively, the Company recognized no provisional liability from the XYO Warrants granted. The Company had 13 and 13 outstanding warrants for a total of 258,387,376 and 312,387,376 XYO tokens as of June 30, 2024 and December 31, 2023, respectively. The Company paid out 36,905,433 XYO tokens under the XYO warrant plan during the six months ended June 30, 2024.

Note 10 – Right of use asset and Lease liability

The Company adopted Accounting Standards Codification 842 – Leases (“ASC 842”) effective January 1, 2019. The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether we have the right to control the identified asset. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. Right of use assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the six months ended June 30, 2024 and 2023, respectively.

The Company did not extend its lease for its office and warehouse location at 1405 30th St, Suite A, San Diego, California 92154, and the lease ended as of June 30, 2024. Therefore, the Company did not recognize a right of use asset or lease liability in connection to with this lease as of June 30, 2024.

The Company entered into a new lease agreement for an office location at 740 13th Street #224, San Diego, California 92101, which commenced on July 1, 2024. The Company did not recognize a right of use asset or lease liability in connection with this lease as of June 30, 2024. However, the Company recognized a right of use asset and lease liability of $135,605 as of July 1, 2024.

Operating lease right of use assets and operating lease liabilities relating to the operating leases reported are as follows:

	As of
	June 30,	December 31,
	2024	2023
Right of use asset	$—	$40,570
Lease liability	$—	$(42,354)

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities for location 1405 30th St, Suite A, San Diego, California 92154 lease was 6.8% as this was consistent with the Company’s incremental borrowing rate. The remaining right-of-use asset and lease liability expired on June 30, 2024. The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities for the 740 13th Street #224, San Diego, California 92101 lease is 14.1%, consistent with the Company’s current incremental borrowing rate.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Right of use asset and Lease liability (cont’d)

The Company did not recognize any rent expenses during the first six months ended June 30, 2024, while rent expenses were $239 in the six months ended June 30, 2023. The Company also recorded $40,570 and $38,969 of amortization of right of use asset for six months ended June 30, 2024 and 2023, respectively.

Note 11 – Stock Issuance and Stocks Payable

In the years ended December 31, 2019, and 2018, the Company received proceeds from the sale of certain shares of its Class A Common Stock. For some of these sales, the Company did not receive the necessary paperwork from the stock purchasers and had in turn not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,392,760 and $1,392,760 in shares of Class A Common Stock payable as an obligation on the balance sheets as of June 30, 2024 and December 31, 2023, respectively.

Note 12 – Notes Payable

Disaster Loan – In April 2020, the Company received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the Small Business Administration authorized under the Coronavirus Aid, Relief, and Economic Security Act. The Company received funds in the amount of $498,281 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of June 30, 2024 and December 31, 2023, the Company had $482,051 and $487,624 outstanding on the EIDL loan, respectively. The EIDL accrues interest at 3.75% per annum and matures 30 years after the grant date with interest payments starting twelve months after the issuance date of the EIDL. The Company recognized interest expense related to the EIDL of $9,049 and $9,244 for the six months ended June 30, 2024 and 2023, respectively.

Note 13 - Litigation

As of each of June 30, 2024 and December 31, 2023, the Company had not accounted for any litigation provisions, including any litigation provisions related to the SEC subpoena and the subsequent federal district court complaint. This is because the Company is not a party to the SEC's action, and the complaint does not allege that the Company or any of its personnel violated the federal securities laws.

Note 14 – Stockholders’ Deficit

Stockholders’ Deficit

The Company has authorized the issuance of 160,000,000 shares of capital stock, consisting of 90,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

The Company did not convert any shares payable to equity during the six months ended June 30, 2024 and 2023.

Public Offering

The Company did not sell any shares of Class A Common Stock during the six months ended June 30, 2024 and 2023.

Note 15 – Related Party Transactions

There were no related party transactions during the six months ended June 30, 2024 and 2023.

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Income Taxes

Income Tax expenses are calculated as follows:

	As of
	June 30,	December 31,
	2024	2023
Current
Federal	$5,849	$70,000
State	3,948	1,451
	$9,797	$71,451
Deferred
Federal	$270,504	$55,839
State	27,128	(1,589)
Change in valuation allowance	(297,633)	(54,251)
Income tax expense	$9,798	$71,451

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	As of
	June 30,	June 30,
	2024	2023
Federal income tax expense at statutory rate	$(127,048)	$(311,258)
State income tax (net of federal benefit)	30,247	(29,253)
Permanent differences	403,495	(275,101)
Effect of federal research credits	–	(29,287)
True-up	–	115,377
Deferred adjustment	735	–
Change in valuation allowance	(297,633)	533,307
Total	$9,798	$3,785

XY Labs, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Income Taxes (cont’d)

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	As of
	June 30,	December 31,
	2023	2023
Deferred tax assets:
Timing differences of deductions	$2,854,934	$2,620,455
Net Operating Losses carry forwards	1,802,663	2,292,228
Capital Loss	–	–
Tax Credit carry forwards	688,582	731,128
Total deferred assets	5,346,178	5,643,811
Less valuation allowance	(5,346,178)	(5,643,811)
Total	$–	$–

As of June 30, 2024, the Company had Federal and state net operating loss carryforwards for income tax purposes of approximately $7.67 million, which can be carried forward indefinitely.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period more than 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financing since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2024 and December 31, 2023, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 4. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the Preliminary Offering Circular filed by the Company on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company, dated November 2, 2018 (previously filed as Exhibit 2.2 to the Form 1-A filed by the Company on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company, dated May 3, 2021 (previously filed as Exhibit 2.3 to the Form 1-SA filed by the Company on September 28, 2021)

2.4	Certificate of Amendment to Certificate of Incorporation of the Company, dated January 18, 2023 (previously filed as Exhibit 2.1 to the Current Report on Form 1-U filed by the Company on February 6, 2023)

2.5	Amended and Restated Bylaws of the Company, as currently in effect

6.1	2016 Equity Incentive Plan, as amended

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.

By:	/s/ Arie Trouw

Name:	Arie Trouw

Title:	Chairman and Chief Executive Officer

Date:	September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chairman and Chief Executive Officer	September 30, 2024
Arie Trouw	(Principal executive officer and principal financial officer)